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05043959

ON

10 1014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/04 (MM/DD/YY) AND ENDING 6/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER: ADP Clearing & Outsourcing Services, Inc. (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-6694 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (212) 747-6694
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (6-02)

8 19 26

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Clearing & Outsourcing Services, Inc., (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") as of June 30, 2005 and for the period November 1, 2004 to June 30, 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax 8/26/05

Signature Date

Chief Financial Officer, Vice President and Treasurer

Title

Maria Medina

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME5081460
Qualified In Queens County
Commission Expires July 7, 2007

ADP CLEARING & OUTSOURCING SERVICES, INC.
(An indirect wholly-owned subsidiary of Automatic Data Processing, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANICAL CONDITION
AS OF JUNE 30, 2005,
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ADP Clearing & Outsourcing Services, Inc.:
New York, New York

We have audited the accompanying statement of financial condition of ADP Clearing & Outsourcing Services, Inc. (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") as of June 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ADP Clearing & Outsourcing Services, Inc. at June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

August 26, 2005

ADP Clearing & Outsourcing Services, Inc.

(An Indirect Wholly-Owned Subsidiary of Automatic Data Processing, Inc.)
Statement of Financial Condition
June 30, 2005
(Dollars in thousands, except share information)

Assets	
Cash	$ 20,067
Cash and securities segregated for regulatory purposes or deposited with clearing organizations (Notes 4 and 11)	204,988
Securities borrowed	122,347
Receivable from brokers, dealers and clearing organizations, (net of allowance of $3,042) (Note 3)	353,283
Receivable from customers	471,962
Goodwill (Note 12)	123,135
Intangible assets, net (Note 12)	25,627
Deferred taxes (Note 7)	13,259
Other assets	23,772
Total assets	$ 1,358,440
Liabilities and Stockholder's Equity	
Liabilities:	
Drafts payable	$ 22,358
Securities loaned	117,660
Payable to brokers, dealers and clearing organizations (Note 3)	157,295
Payable to customers	454,154
Intercompany loan payable (Note 5)	119,000
Accrued expenses and other liabilities (Note 5)	75,068
Total liabilities	945,535
Commitments and contingencies (Note 9)	-
Subordinated liabilities (Note 6)	30,000
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	10
Additional paid-in capital	393,478
Accumulated deficit	(10,583)
Total stockholder's equity	382,905
Total liabilities and stockholder's equity	$ 1,358,440

See notes to statement of financial condition.

1. Organization

ADP Clearing & Outsourcing Services, Inc. (the "Company") is wholly-owned by ADP Atlantic, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Automatic Data Processing, Inc. ("ADP"), a global technology services company headquartered in Roseland, New Jersey. The Company is a securities broker-dealer which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's principal activities include executing and clearing transactions for correspondent broker-dealers in addition to providing operational outsourcing services.

The Company was formerly known as Fleet Securities, Inc. prior to November 1, 2004, when it had been owned by NB Holdings Corporation ("the "Predecessor Parent"), which in turn was a wholly-owned subsidiary of Bank of America Corporation ("Bank of America"), a global financial services company headquartered in Charlotte, North Carolina.

On November 1, 2004, the U.S. Clearing division of Fleet Securities, Inc. and the Broker Dealer Services unit of Bank of America were acquired by ADP, whereupon the Company's name was changed to ADP Clearing & Outsourcing Services, Inc. The acquisition was transacted as a stock purchase acquisition of the Company under the terms of the June 22, 2004 Stock Purchase Agreement ("SPA"), pursuant to which the Predecessor Parent transferred all of the issued and outstanding shares of the capital stock of the Company to the Parent (see Note 12).

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its Statement of Financial Condition. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Change in fiscal year-end—The Company has changed its fiscal year-end from October 31 to June 30 to align itself with ADP.

Use of estimates—The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the reported assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Fair value— Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities borrowed, customer receivables and certain other receivables. Similarly, the

Company's short-term liabilities such as securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Customer securities transactions—Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers collateralizing their balances due to the Company is not reflected in the accompanying Statement of Financial Condition.

Cash and securities segregated for regulatory purposes or deposited with clearing organizations— This represents cash and securities segregated in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") or deposited with clearing organizations.

Securities owned and securities sold, not yet purchased—Securities owned and securities sold, but not yet purchased, are valued at market and recorded on a trade date basis. At June 30, 2005, substantially all securities owned consisted of U.S. Treasury bills which were segregated for regulatory purposes or deposited with clearing organizations.

Securities borrowed and loaned—Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate.

Receivable from and payable to brokers, dealers and clearing organizations—Receivable from brokers and dealers primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. Payable to brokers and dealers primarily consist of securities failed to receive and payables to correspondents. Receivable from and payable to brokers and dealers are short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Income taxes—The Company is included in the consolidated Federal and certain combined state and local income tax returns of ADP. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. At June 30, 2005, there was no formal tax sharing agreement between the Company and ADP.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted (see Note 7).

In assessing the need to record a valuation allowance against its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will

be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes.

Goodwill and other intangible assets—The Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized primarily on the straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.* The Company's identifiable intangible assets, which consist of software and software licenses and customer contracts and lists, are amortized over a period of 3 and 10 years, respectively.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2005, amounts receivable from and payable to brokers, dealers and clearing organizations consist of *(dollars in thousands):*

Receivables:	
Correspondents and other	$ 147,100
Clearing organizations	86,955
Securities failed to deliver	119,228
	$ 353,283
Payables:	
Correspondents and other	$ 113,222
Securities failed to receive	44,073
	$ 157,295

4. Securities Pledged

At June 30, 2005, the Company owned securities of approximately $204.7 million of which approximately $176.8 million was segregated in compliance with Federal and other regulations and approximately $27.9 million was deposited with clearing organizations. All securities consisted of U.S. Treasury bills.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under stock borrow, customer and non-customer agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2005, the Company has received collateral and securities primarily in connection with customer

margin loans, securities borrowed and correspondent accounts with a market value of approximately $1,477.5 million which it can sell or repledge. Of this amount, approximately $571.8 million has been pledged or sold as of June 30, 2005 in connection with securities loaned, street-side settlement and deposits with clearing organizations.

5. Related Party Transactions

On November 1, 2004 ADP purchased 142.8571 series A common shares of CAPCO Holdings, Inc. ("CAPCO") to gain access to the Securities Investor Protection Corporation ("SIPC") excess bond for customer asset protection that is furnished by CAPCO. The excess SIPC bond provides for unlimited insurance coverage and is a standard term in the clearing agreements that the Company offers to its correspondents. Under the terms of the excess SIPC bond, the Company is required to maintain net capital of $200.0 million as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). ADP paid $5.0 million for the purchase of CAPCO shares and contributed them to the Company. The investment is included in other assets in the Statement of Financial Condition.

The Company borrows overnight on an unsecured basis from ADP. As of June 30, 2005, the amount of this borrowing was $119.0 million. This amount was subsequently repaid in July 2005.

The Company receives services from other ADP wholly-owned entities, primarily related to data processing and statement generation. The Company also receives intercompany expense allocations primarily relating to technology support and corporate support services, including insurance and employee benefits.

At June 30, 2005, intercompany payables of approximately $38.1 million are included in accrued expenses and other liabilities in the Statement of Financial Condition related to the services and expense allocations described above, as well as employee compensation and benefits, which was paid by ADP on behalf of the Company.

6. Liabilities Subordinated to the Claims of General Creditors

At June 30, 2005, there was a subordinated loan payable of $30 million under a $250 million revolving cash subordination agreement with ADP, on which no interest was charged for the period November 1, 2004 to June 30, 2005. This subordination agreement matures on June 6, 2016.

This loan is subordinated to the claims of general creditors of the Company and has been approved as regulatory capital and, accordingly, is included as regulatory capital in computing the Company's net capital under Rule 15c3-1 (see Note 11). To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. Income Taxes *(dollars in thousands)*

The significant components of the deferred income tax asset as of June 30, 2005 are as follows:

Accrued expenses not currently deductible	$	6,873
Net operating loss carry-forwards		7,811
Amortization		(1,425)
Total deferred tax asset	$	13,259

On a separate company basis, the Company has Federal and state net operating loss carryovers of $19,527 that will expire in year 2026.

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from such deferred tax assets. Accordingly, no valuation allowance has been recorded.

8. Employee Benefit Plans

The Company's employees participated in ADP's cash balance pension plan (the "ADP Plan"), covering substantially all full-time employees. The ADP Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company's employees also participate in ADP's contributory 401(k) plan covering all full-time employees.

Certain employees of the Company participate in ADP's stock award plans which provide for the issuance of ADP's stock-related awards, such as stock options and restricted stock. There were no expense allocations to the Company in connection with stock award plans.

9. Commitments and Contingencies

Leases—The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial noncancelable terms in excess of one year and which expire on various dates through 2012. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2005, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands):*

Year Ending June 30		
2006	$	4,696
2007		4,687
2008		3,244
2009		2,918
2010		2,918
Thereafter		5,837
	$	24,300

Litigation—In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

Restructuring—Included in accrued expenses and other liabilities in the Statement of Financial Condition is approximately $1.1 million related to employee involuntary terminations benefits. There are no other commitments associated with these benefits.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with commercial banks located in the New York area and throughout the country to support customer securities activities of correspondent broker-dealers.

For transactions in which the Company extends credit to customers and non-customers, the Company seeks to control the risk associated with these activities by requiring customers and

non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, not yet purchased, should the value of such securities rise. The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

11. Regulatory Requirements

As a registered broker-dealer and member of the NYSE, the Company is subject to Rule 15c3-1. The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires that minimum net capital be equal to 2% of aggregate debit items arising from customer transactions. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2005, the Company had net capital of $221.3 million, which was approximately 31.24% of aggregate debit items and exceeded requirements by $207.1 million.

At June 30, 2005, U.S. Treasury bills with an approximate market value of $110.9 million have been segregated in a special reserve account for the exclusive benefit of customers, exceeding actual requirements by approximately $110.9 million in accordance with Rule 15c3-3.

The Company is also required to perform a reserve computation for the proprietary accounts of introducing brokers, or "PAIB" accounts, pursuant to Rule 15c3-3. At June 30, 2005, cash in the amount of $0.3 million plus U.S. Treasury bills with an approximate market value of $65.9

million have been segregated in a special reserve account for the exclusive benefit of PAIB accounts, exceeding actual requirements by approximately $66.2 million in accordance with Rule 15c3-3.

12. Acquisition and Related Goodwill and Intangible Assets, Net *(dollars in thousands):*

On November 1, 2004, immediately prior to the acquisition of the Company by ADP (the "Acquisition"), certain assets and liabilities of approximately $64.7 million and $63.3 million, respectively, were transferred out of the Company to related party affiliates of Bank of America. The asset transfer included a capital cash distribution of $1.4 million.

The Acquisition was accounted by ADP in accordance with SFAS No. 141, *Business Combinations*, whereby the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair value at the acquisition date. ADP contributed to the Company net assets and goodwill of $111.3 million and identifiable intangible assets of $28.1 million resulting from the excess of the purchase price. The Company also assumed certain liabilities and made certain fair value adjustments totaling approximately $11.8 million versus goodwill. Additionally, $183.4 million of the Fleet Securities, Inc. retained earnings was transferred to additional paid-in-capital of the Company upon the Acquisition.

Concurrent with the Acquisition, the Company's management formulated a plan to restructure the Company. All actions related to the plan have begun and no significant changes to the plan are likely. In accordance with Emerging Issues Task Force Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan have been recognized as assumed liabilities as described above. The significant components of the plan are as follows:

Facilities leases and relocation costs	$	10,432
Severance costs		5,191
Contractual commitment exit costs		900
Restructuring liabilities	$	16,523

The components of the identifiable intangible assets as of June 30, 2005 are as follows:

Software and software licenses	$	6,100
Accumulated amortization		(1,346)
Software and software licenses, net		4,754
Customer contracts and lists		22,000
Accumulated amortization		(1,127)
Customer contracts and lists, net		20,873
Intangible assets, net	$	25,627

The weighted average remaining useful lives of the identifiable intangible assets is 8 years. The estimated aggregate amounts of amortization for the next five fiscal years are as follows:

Year Ending June 30,		
2006	$	4,233
2007		4,233
2008		2,878
2009		2,200
2010		2,200

* * * * * * * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 26, 2005

ADP Clearing & Outsourcing Services, Inc.
26 Broadway
New York, New York 10004

In planning and performing our audit of the financial statements of ADP Clearing & Outsourcing Services, Inc., (an indirect wholly-owned subsidiary of Automatic Data Processing, Inc.) (the "Company") for the period November 1, 2004 to June 30, 2005 (on which we issued our report dated August 26, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP